UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Cogent Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

19240Q201

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

June 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 19240Q201

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,330,141(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,330,141(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,330,141(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%(2)
14	TYPE OF REPORTING PERSON IA

(1)

The securities include (a) 6,225,641 shares of common stock, $0.001 par value (“Common Stock”), and (b) 5,104,500 shares of Common Stock issuable upon conversion of approximately 20,418 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II (as defined below) in excess of the beneficial ownership limitation of 9.9%.

(2)	Based on 109,343,224 shares of Common Stock outstanding as of June 10, 2024.

CUSIP No. 19240Q201

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,330,141(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,330,141(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,330,141(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The securities include (a) 6,225,641 shares of Common Stock and (b) 5,104,500 shares of Common Stock issuable upon conversion of approximately 20,418 shares of Series A Preferred Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.9%.

(2)	Based on 109,343,224 shares of Common Stock outstanding as of June 10, 2024.

CUSIP No. 19240Q201

Item 1.	Security and Issuer

This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 6, 2020, Amendment No. 1 filed on June 21, 2022, Amendment No. 2 filed on June 13, 2023, Amendment No. 3 filed on February 16, 2024, Amendment No. 4 filed on March 27, 2024 and Amendment No. 5 filed on April 1, 2024 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock of Cogent Biosciences, Inc. (the “Company”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 275 Wyman Street, 3rd Floor, Waltham, MA 02451.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission (“SEC”) registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); and (2) Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company (“Fairmount GP II”) (Fairmount Funds Management and Fairmount GP II, collectively, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through its private pooled investment vehicles, including Fairmount Healthcare Fund II LP (“Fund II”). Fairmount GP II serves as the general partner to Fund II. Fairmount Funds Management has voting and dispositive power over the Common Stock held by the Fund II, which is deemed shared with Fairmount GP II. Fund II does not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Fairmount Funds Management and Fairmount GP II are each a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 23,079,141 shares of Common Stock, which is comprised of (a) 6,225,641 shares of Common Stock and (b) 16,853,500 shares of Common Stock issuable upon conversion of 67,414 shares of Series A Preferred Stock. The conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock.

On June 5, 2024, the Company’s stockholders approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of Common Stock from 150,000,000 to 300,000,000. Accordingly, pursuant to the terms of the Certificate of Designations of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock, 1,500 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), held by Fund II were converted into 1,500,000 shares of Common Stock, effective at 5:00 pm ET on June 10, 2024.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages above and Item 2.

(c) Other than the conversion of Series B Preferred Stock to Common Stock described herein, the Reporting Persons did not effect any transactions in securities of the Company during the sixty day period prior to the filing of this Amendment No. 6.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 10, 2020, File No. 005-90431).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member